April 11, 2007
VIA EDGAR AND FACSIMILE (202-772-9368)
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street NE — Mail Stop 7010
Washington, D.C. 20549-7010

Attn:	Dale Welcome, Staff Accountant
Jeanne Baker, Assistant Chief Accountant
John Cash, Accounting Branch Chief

Re:	Form 10-K for the Fiscal Year Ended September 30, 2006
Form 10-Q for the Fiscal Quarter Ended December 31, 2006
File No. 001-10684
Gentlemen and Ms. Baker:
International Game Technology (IGT, we, our, or the Company) received your letter dated March 16, 2007 setting forth the comments of the Staff on the above referenced reports filed under the Securities Exchange Act of 1934. For convenience, each numbered comment from your letter is restated below in italics prior to IGT’s response.
SEC Comment 1:
Form 10-K for the Fiscal Year Ended September 30, 2006
Management’s Discussion and Analysis, page 27
Critical Accounting Estimates, page 29
Intangible Assets, including Goodwill and Prepaid Royalties, page 29
Given the significance of your goodwill and other intangible asset balances, please provide separate detailed descriptions of the valuation methods used to determine if goodwill and other intangible assets are impaired and how you calculated cash flows for your impairment tests, including the assumptions used to support recoverability. Your discussion should identify your reporting units as defined by SFAS 142 and address whether you have any reporting units with declining fair values and/or fair values close to their carrying value.

International Game Technology
9295 Prototype Drive
Reno, NV 89521
775-448-7777
www.IGT.com

United States Securities and Exchange Commission
April 11, 2007

IGT notes the Staff’s comments and supplementally advises the Staff as follows:
Goodwill
Goodwill is tested for impairment at least annually or more frequently when events or changes in circumstances indicate that the asset might be impaired. We engage annually an independent valuation consultant to assist us in performing the valuation of our reporting units under SFAS 142. We use the two-step approach specified in SFAS 142, Goodwill and Other Intangible Assets, to test for and measure goodwill impairment. First, the fair value of the reporting unit is compared to the carrying amount, including goodwill allocated to each reporting unit. If the fair value of the reporting unit is greater than its carrying amount, goodwill is not considered impaired. In the event that the fair value of the reporting unit is less than its carrying value, the amount of the impairment loss will be measured in the second step by comparing the implied fair value of goodwill to its carrying amount. If the carrying amount of goodwill exceeds its implied fair value, an impairment loss is recognized equal to that excess.
We have two reporting units, North America and International, determined in accordance with paragraph 30 of SFAS 142 and EITF D-101, Clarification of Reporting Unit Guidance in Paragraph 30 of SFAS 142. For each of our reporting units, we applied the Income approach, using the discounted cash flow (DCF) method, and compared the implied valuation multiples of a group of comparable competitor gaming companies under the Market approach to test the reasonableness of the DCF results. The DCF analysis was based on the present value of two components: the sum of our five year projected cash flows and a terminal value assuming a long-term growth rate. The cash flow estimates were prepared based on our business plans for each reporting unit, considering the available evidence in accordance with paragraph 24 of SFAS 142. These forecasts considered historical results and anticipated future performance based on our expectations regarding product introductions and market opportunities. The discount rates used to determine the present value of future cash flows were derived from the weighted average cost of capital of a set of comparable gaming companies, considering the size and specific risks of our reporting units. The selected rates were 10.0% and 12.0% for the North America and International reporting units, respectively.
The annual goodwill impairment test as of July 1, 2006 concluded that neither reporting unit was impaired. Based on the results of our last three annual goodwill impairment tests, neither of our reporting units have declining fair values and the fair value of each reporting unit is substantially in excess of its carrying value.
Other Intangible Assets
Our portfolio of other intangibles consists of patents, contracts, trademarks, developed technology, and customer relationships. The portfolio is primarily finite-lived and evaluated for impairment in accordance with SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets. We hold quarterly meetings with relevant operating departments to monitor events or changes in circumstances that indicate the carrying amount may not be recoverable. If an event or change occurs and at least annually for indefinite lived intangibles, we estimate cash flows to test recoverability and remaining useful lives based on the forecasted utilization of those assets and expected product revenues. In developing estimated cash flows, we incorporate assumptions regarding changes in legal factors, related industry climate, regulatory actions, contractual factors, operational performance and the company’s strategic business plans, as well as the effects of obsolescence, demand, competition, and other market conditions.
When the carrying amount exceeds undiscounted cash flows expected to result from the use and eventual disposition of an intangible asset or asset group, we then compare the carrying amount to its current fair value. We estimate the fair value using prices for similar assets, if available, or more typically using a discounted cash flow model. This present value technique derives fair value by adjusting the estimated cash flows to incorporate market assumptions and discounting with a risk free rate if using multiple cash flow scenarios reflecting a range of possible outcomes or a rate commensurate with risk if using a single set of cash flows. For finite-lived intangibles, an impairment loss is recognized if the carrying amount is not recoverable and exceeds its fair value.

United States Securities and Exchange Commission
April 11, 2007

We recognized no material impairments of other intangible assets in fiscal 2006, 2005, or 2004. As of September 30, 2006, IGT had no intangibles not subject to amortization, but acquired approximately $1 million of these intangibles in December 2006. These indefinite-lived intangibles will be tested for impairment at least annually or more frequently when events or changes in circumstances indicate that the asset might be impaired. Impairment will be recognized if the carrying amount exceeds its fair value.
In future filings, we will clarify our valuation methods used to support recoverability.
SEC Comment 2:
Jackpot Liabilities and Expenses, page 30
Please supplementally tell us the reason for the decrease in jackpot expenses from fiscal 2005 to fiscal 2006. Additionally, in future filings, please revise your discussion of gaming operations to quantify and disclose the main reasons for changes in jackpot expenses between periods.
IGT notes the Staff’s comments and supplementally advises the Staff as follows:
Jackpot expenses decreased from $258.5 million in fiscal 2005 to $184.9 million in fiscal 2006 primarily as a result of business strategies that included managing the mix of product types and jurisdictions in service, as well as the size of initial progressive jackpots and related pricing arrangements (i.e. yield management strategies).
IGT’s gaming operations encompass a variety of recurring revenue arrangements as described on page 50 of our Form 10K in footnote 1 of our Consolidated Financial Statements. Wide-area progressive (WAP) systems games are the only arrangements that incorporate an IGT paid progressive jackpot with corresponding jackpot expense. Although our installed base of gaming operations machines grew in total during fiscal 2006, fewer WAP units were in service, resulting in approximately $15.1 million less jackpot expense compared to fiscal 2005.
During fiscal 2006, we also implemented several revised WAP systems incorporating lower base jackpots (i.e. initial amount of the progressive jackpot displayed to players), which resulted in reduced jackpot expense. This was an operational decision enabling more competitive pricing, as the lower base jackpot allows reduced pricing to casino customers. We attribute approximately $26.8 million of the decrease in fiscal 2006 jackpot expense to lower base jackpot amounts.
As described on page 53 of our Form 10K in footnote 1 of our Consolidated Financial Statements, our progressive jackpots are payable either in equal installments over 20 to 26 years or as a discounted lump sum, or immediately in the case of an instant win jackpot. As a result, jackpot liabilities and associated expenses are also subject to changes in applicable market discount or interest rates used in determining the present value of amounts necessary to fund jackpot winner payments. These rates are impacted by market forces and other economic conditions as disclosed in Item 7A, Quantitative and Qualitative Disclosures about Market Risk—Interest Rate Risk—Cost to Fund Jackpot Liabilities, on page 41 of our Report on Form 10-K. Favorable interest rate trends in fiscal 2006 contributed approximately $14.1 million to the decrease in jackpot expenses.
The remaining decrease in jackpot expense is attributable to variations in slot play, including the timing of progressive jackpot wins (i.e. the number and frequency of jackpots) and theoretical jackpot life cycles of the progressive systems in place during the periods. Theoretical jackpot life cycles determine the average frequency of jackpots. Because jackpots are generated randomly, the frequency of wins may be more or less than the average during a specific period. The frequency with which players wager the maximum coin bet (a maximum wager is the only wager

United States Securities and Exchange Commission
April 11, 2007

eligible for a progressive jackpot) is also a factor. IGT regularly reviews these slot play variables in estimating and recording the amount of jackpot liability and corresponding jackpot expense. We will revise our discussion in future filings to quantify and disclose the main reasons for changes in jackpot expense between periods.
SEC Comment 3:
Consolidated Operating Results, page 31
In future filings please expand your discussion of the consolidated operating results to address the year-to-year changes in gross margin.
IGT notes the Staff’s comments and supplementally advises the Staff as follows:
Year-to-year changes in the consolidated total gross margin are the result of changes in product sales gross margins and gaming operations gross margins discussed in Consolidated Operating Results, page 32, of our Report on Form 10-K. In future filings we will expand our discussion of the consolidated operating results to include year-to-year consolidated gross margin fluctuations.
SEC Comment 4:
Business Segment Results, page 34
You mention that “gross profit and margin improvements in fiscal 2006 are primarily attributable to: lower jackpot expenses related to effective yield management strategies.” Please supplementally tell us what is meant by the phrase “effective yield management strategies.” In addition, please tell us what is meant by your statement that you “continually focus on strategies to improve yields, including: the size of initial progressive jackpots and related pricing.” Ensure that future filings clarify these disclosures.
IGT notes the Staff’s comments and supplementally advises the Staff as follows:
As discussed in our response to comment 2 above, lower jackpot expenses related to effective yield management strategies were a significant driver of improvements to our gaming operations gross profit and margin in fiscal 2006.
Yield or performance refers to the level of game play and resulting revenues or gross profits generated by a gaming machine. As discussed in our Form 10K, Footnote 1 of our Consolidated Financial Statements, under the caption “Gaming Operations” on page 50, pricing for IGT gaming operations units is primarily based on a measure of the gaming machine’s yield or performance. Thus, yield management strategies are methods we use in an effort to increase the amount of gaming machine play or reduce the cost of generating game play, resulting in increased profits per unit to the casino operator, and in turn IGT. Our yield management strategies include the systematic replacement of units with declining play levels with newer games, varying the mix of machines used and jurisdictions served, as well as changing the size of initial WAP jackpots and adjusting customer pricing arrangements.
The statement in our Report on Form 10-K that “we continually focus on strategies to improve yields including the size of initial progressive jackpots and related pricing” refers to our continual focus on strategies surrounding efforts to make our machines more valuable to our customers while at the same time improving our profits. One such strategy used effectively in fiscal 2006 was the implementation of several revised WAP systems incorporating lower base jackpots while maintaining and encouraging play, resulting in reduced jackpot expense and allowing IGT to offer more competitive customer pricing.
We will clarify these disclosures in future filings.

United States Securities and Exchange Commission
April 11, 2007

SEC Comment 5:
Liquidity and Capital Resources, page 36
Stock Repurchases, page 38
We note your discussion of your accelerated share repurchase program and your structured share repurchase program. Please tell us supplementally and expand future filings to clarify the following:
▪	The underlying terms of these two programs.

▪	The business purpose for entering into these programs.

▪	Your accounting treatment for each of these programs, the basis for such accounting and how these programs are reflected and disclosed in your financial statements.
IGT notes the Staff’s comments and supplementally advises the Staff as follows:
As part of our capital deployment activities, we conduct share repurchases to return capital to our shareholders and to reduce outstanding share count dilution. We have, as described in our Report on form 10-K (page 38), a share repurchase authorization under which we make both open market and privately negotiated share repurchases. Our negotiated repurchases have consisted of one accelerated share repurchase (ASR) transaction and two structured share repurchase (SSR) transactions.
We use open market and negotiated share repurchases (ASR and SSR) to achieve our timing, cost and volume objectives. While open market programs provide the most flexibility regarding timing and cost, negotiated share repurchases can help us repurchase a large number of shares at certain prices or price ranges. Compared to open market processes, structured trades help us to reduce the daily administrative burden of the Treasury staff. We will generally use negotiated share repurchases for larger transactions.
The underlying terms of the ASR and SSR transactions that we have executed and the associated accounting treatments are detailed below.
Accelerated Share Repurchase
An ASR is intended to combine the immediate share retirement benefits of a tender offer with the market impact and pricing benefits of a disciplined daily open market share repurchase program. In IGT’s transaction, the price per share was determined subsequent to the prepayment and adjusted upon final settlement to reflect the average closing share price over the transaction period.
The terms of the ASR required IGT to prepay $150.0 million to a financial institution on September 7, 2006. On September 15th, the financial institution established, based on a predetermined formula, the collar pricing and the initial number of shares that were delivered on September 20, 2006. The initial 3.7 million shares delivered were included in treasury shares at September 30, 2006. The transaction was subject to a market price adjustment settled in November 2006 based on the volume weighted average price (VWAP) during the contract period with a floor of $37.07 and a cap of $40.97. The initial number of shares delivered was based on the cap price of $40.97 per share. Because the actual VWAP during the contract period was above the cap price of $40.97, we settled this transaction in November 2006 with no additional shares delivered to IGT.

United States Securities and Exchange Commission
April 11, 2007

The primary business purpose for executing this ASR was that it guaranteed repurchase of a large number of shares while limiting our price risk through the use of the floor and cap feature.
In accordance with EITF 99-7, Accounting for an Accelerated Share Repurchase Program, we accounted for the ASR as two distinct transactions:
(1)	The prepayment of cash in the amount of $150 million for subsequent delivery of a minimum number of shares under a specified collar determined several business days later. Upon receipt of the initial 3.7 million shares, we reduced outstanding shares for basic and diluted earnings per share (EPS). As of September 30, 2006, the transaction was reflected in stockholders’ equity as an increase to treasury stock of $150.0 million with the cash payment included in share repurchases on our Cash Flows Statement. Since IGT’s obligation was fully prepaid, we concluded this transaction was outside the scope of SFAS 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.

(2)	A collared forward contract indexed to IGT’s common stock classified in stockholders’ equity since it was based only on IGT’s stock price under all settlement circumstances. This treatment was in accordance with paragraphs 8 and 12-32 of EITF 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock, and EITF 01-6, The Meaning of Indexed to a Company’s Own Stock,. SFAS 133, Accounting for Derivative and Hedging Activities, did not apply due to the scope exception in paragraph 11(a).
As IGT was not obligated to deliver additional consideration upon settlement, any incremental shares potentially deliverable by the financial institution were excluded from diluted EPS at September 30, 2006 because inclusion of such shares would have been anti-dilutive according to SFAS 128, Earnings per Share.
Structured Share Repurchases
The form of SSR transactions executed were contractual agreements between IGT and a financial institution whereby IGT prepaid a specified amount of cash in exchange for the right to receive shares at a discount to the current market price or a cash return at above market rates, depending on the closing share price on a specified date in the future.
The SSR entered into in June 2006 required IGT to prepay $100.0 million in exchange for 2.8 million shares of IGT common stock or $101.1 million cash depending on the closing price of IGT stock on June 29, 2006. If the price of our stock on June 29, 2006 had been below $35.50 per share, we would have received shares at the average price of $35.11 per share. Since our stock price on June 29, 2006 was above $35.50, we received $101.1 million upon settlement in July 2006. This return on the cash investment lowered the effective cost of our share repurchase program.
The primary business purpose for executing this SSR was that it allowed us to either meet our cost objectives regarding share repurchases or earn an above market yield on the cash investment.
Since IGT had no further obligation to transfer cash or other assets, we concluded that this transaction was outside the scope of SFAS 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. In addition, the SSR qualified for equity classification under paragraphs 8 and 12-32 of EITF 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock, and EITF 01-6, The Meaning of Indexed to a Company’s Own Stock, because under all circumstances settlement was based only on IGT’s stock price. As such, SFAS 133, Accounting for Derivative and Hedging Activities, did not apply due to the scope exception in paragraph 11(a).

United States Securities and Exchange Commission
April 11, 2007

The $100.0 million prepayment was recorded as a reduction to additional paid-in capital (APIC). The final settlement increased cash and APIC by $101.1 million. The net impact from the transaction was an increase in APIC and cash of $1.1 million. Since IGT received no shares, EPS was not impacted, and the transaction was reflected separately in financing cash flows.
The SSR initiated in September 2005 required IGT to prepay $74.0 million to the financial institution in exchange for 2.8 million shares of IGT common stock or $77.8 million cash depending on the closing price of IGT stock on November 15, 2005. If the price of our stock on November 15, 2005 had been below $27.40 per share, we would have received shares at an average price of $26.07 per share. Since our stock price was above $27.40 on November 15, 2005, we received $77.8 million. The business purpose and accounting treatment for this transaction were the same as that noted above, resulting in a net increase to APIC and cash of $3.8 million.
As requested, we will expand our discussion of such transactions in future filings to clarify the underlying terms, business purpose and accounting treatment.
SEC Comment 6:
Consolidated Cash Flows Statements, page 45
Under the caption, “Fiscal 2006 vs. Fiscal 2005”, on page 31, you refer to a prior year salvage value and asset obsolescence charge of $26.6 million, after tax. Please clarify where this charge is reflected on your consolidated cash flow statements. Address the need to separately identify this non-cash item in future filings.
IGT notes the Staff’s comments and supplementally advises the Staff as follows:
The prior year asset salvage value and obsolescence charges totaling $41.6 million ($26.6 million, after tax) are included in the cash flow statement line item titled “Depreciation, amortization, and asset charges”. This amount was comprised of $22.7 million related to reducing the salvage value on certain assets and $18.9 million of obsolescence charges. The cash flow presentation describes both “depreciation”, which would include the asset salvage value reductions and obsolescence charges or “asset charges”. We determined the asset charges did not require separate identification in the cash flow statements because we thought the presentation was appropriate and adequately descriptive.
SEC Comment 7:
Note 13 — Derivatives — Debentures Yield Adjustment. page 63
You state that you have ascribed no value and recorded no derivative asset or liability related to the yield adjustment feature since “in anticipation of a potential adjustment, IGT may exercise its redemption right.” Please provide us with a more comprehensive discussion of your accounting. Specifically, clarify why this yield adjustment feature is a term of your debenture if “an investor would be expected to attribute no economic value” to this feature. Clarify for us under what conditions, if any, you might be prevented from exercising your redemption right. Address how this would impact your accounting for this feature.

United States Securities and Exchange Commission
April 11, 2007

IGT notes the Staff’s comments and supplementally advises the Staff as follows:
Our 1.75% Senior Convertible Debentures included a yield adjustment feature that may have required IGT to pay contingent cash interest at prevailing market rates determined during any six month period commencing on or after January 29, 2006. If the average closing price of our common stock for specified measurement periods was less than or equal to 60% of the accreted conversion price of the Debentures during such periods, the yield-to-maturity was subject to an upward interest adjustment for the subsequent six-month period. We evaluated and determined this yield adjustment feature was an embedded derivative requiring bifurcation under SFAS 133, because an interest rate adjustment triggered by stock price is not considered clearly and closely related to the host contract.
The key economic terms impacting the Debentures’ trading price were:
(1)	the base yield to maturity

(2)	the time remaining until the next put date

(3)	IGT’s credit rating and yield on straight (i.e. non- convertible) debt with substantially similar terms

(4)	the conversion price

(5)	IGT’s right to call the debt at any time on or after January 29, 2006
With the assistance of external advisors, we determined that the value of the yield adjustment feature at issuance and each subsequent reporting date was negligible. This periodic assessment concluded that the existence of the feature had no impact on the trading price of the Debentures. This conclusion primarily relied on IGT’s right to call the debt at the accreted value plus related interest, effectively extinguishing the feature before it ever came into effect. Holders recognizing that IGT could redeem the Debentures rather than allow the yield adjustment to occur would not be expected to attribute positive or negative value to the feature. Additionally, our common stock never traded at or below 60% of the accreted value while the Debentures were outstanding.
There were no conditions under which IGT would have been precluded from exercising its redemption right during a period when the yield adjustment feature was in effect. The ability to redeem the Debentures was only impacted by our capacity to issue new debt or equity, and this ability was not impaired while the Debentures were outstanding. The existence of conditions precluding IGT from exercising its redemption right may have affected the derivative value. Any derivative value would be recorded as a liability and adjusted through interest expense for changes in fair value. Inclusion of the yield adjustment feature enabled IGT to reduce the likelihood that holders would exercise their right to put the Debentures if IGT’s common stock price declined to the point where they would, in the absence of a yield adjustment, have an economic incentive to exercise their put rights. Reducing this likelihood was considered beneficial to IGT because significant exercises of holders’ redemption rights could limit IGT’s flexibility in using its available cash and financing resources.
SEC Comment 8:
Note 15 — Contingencies, page 64
Environmental Matters, page 65
You disclose that with respect to CCSC, “we have applied the guidance in Statement of Position 96-1 “Environmental Remediation Liabilities” and determined that a liability has not yet been incurred.” Please tell us supplementally and revise future filings to clarify why you have determined a liability has not yet been incurred given that contaminants exist in soil and water samples and the area has been designated by the EPA as a superfund site.

United States Securities and Exchange Commission
April 11, 2007

IGT notes the Staff’s comments and supplementally advises the Staff as follows:
We recognize the requirement to accrue a liability for environmental remediation costs as outlined in Statement of Position 96-1 “Environmental Remediation Liabilities” and the supplemental guidance included in that Statement. Specifically, we acknowledge that it is necessary to accrue a liability if “...(a) information available prior to the financial statements indicates that it is probable that an asset has been impaired or a liability has been incurred at the date of financial statements and (b) the amount to the loss can be reasonably estimated.” Based on the facts outlined below, we determined the incurrence of additional remediation costs was neither probable nor reasonably estimable.
The Colorado Central Station Casino (CCSC) is located in Black Hawk, Colorado within the Clear Creek/Central City Site. The site was designated a superfund site in 1983 by the U.S. Environmental Protection Agency (EPA). In order for Anchor Coin, an entity we acquired in December 2001, to develop the CCSC site, it voluntarily entered into an administrative order on consent with the EPA to conduct soil removal and analysis (a requirement imposed on similarly situated property developers within the region) in conjunction with re-routing mine drainage. The work and obligations contemplated by the agreement were completed by Anchor in June 1998, and the EPA subsequently issued a termination of the order. To the best of our knowledge the EPA has not requested any further action to be taken by the CCSC. IGT sold CCSC to the Isle of Capri in April 2003.
The EPA, together with other property developers excluding the CCSC, continues remediation activities at the site. The EPA conducted a five-year review of the site in September 2004 and indicated that no new ecological risks were posed or discovered. Another five-year review is scheduled for September 2009, and it is not anticipated that any new ecological risks will be discovered.
We continue to disclose this matter because the site remains an active Superfund site and under the federal Superfund law the EPA is entitled to proceed against current and prior landowners and operators of property located within the site for remediation. Further, while we believe our remediation obligations at the site are complete it is possible that additional contamination may be identified and if that were to occur, we may be obligated to participate in remediation efforts.
We will clarify why we determined a liability has not yet been incurred in future filings.
SEC Comment 9:
Product Warranties, page 67
In future filings please provide your product warranty roll-forward for each period for which an income statement is presented. Please see paragraph 14b of FASB Interpretation No. 45.
IGT notes the Staff’s comments and supplementally advises the Staff as follows:
We will incorporate three years of activity into our product warranty roll forward in future filings.

United States Securities and Exchange Commission
April 11, 2007

SEC Comment 10:
Note 16 — Income Taxes, page 67
We note that you have not recognized potential tax benefits as you consider it “unlikely that these benefits will be realized.” Please revise future filings to clarify, if true, that you record a valuation allowance when it is more likely than not that some or all of the deferred tax assets will not be realized. Refer to paragraph 17(e) of SFAS 109.
IGT notes the Staff’s comments and supplementally advises the Staff as follows:
IGT does reduce deferred tax assets by a valuation allowance when it is more likely than not that some or all of the deferred tax assets will not be realized. We will clarify this disclosure in future filings.
International Game Technology acknowledges that:
▪	the Company is responsible for the adequacy and accuracy of disclosures in its filings

▪	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing

▪	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We appreciate the Staff’s comments. If the Staff should have any further questions regarding this letter or our responses, please contact me at (775) 448-0127.
Sincerely,

/s/ Maureen Mullarkey
Maureen Mullarkey
Executive Vice President, Chief Financial Officer and Treasurer
International Game Technology
cc: Robert T. Plenarski, Esq.
      J. Jay Herron, Esq.